July 30, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TerraForm Global, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-203934)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 65,055,500 shares of common stock, we hereby join the Company’s amended request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 10:00 a.m. (ET) on July 31, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 20, 2015, through the date hereof:

Preliminary Prospectus dated July 20, 2015:

3,748 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. LLC
As Representatives of the several Underwriters

[Signature Pages Follow]

Very truly yours,

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey Paul
Name: Geoffrey Paul
Title: Managing Director

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Douglas Adams
Name: Douglas Adams
Title: Managing Director

By: MORGAN STANLEY & CO. LLC

By:	/s/ Edward Molloy
Name: Edward Molloy
Title: Managing Director